LIQUOR DEPOT

LIQUOR WORLD

[redacted]

07024018

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership

May 25, 2007

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
USA

SUPPL

VIA FEDERAL EXPRESS

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 3 0 2007
WASH, D.C.
185

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Madam:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, we enclose copies of the Fund's:

1. News release - Liquor Stores Urges Liquor Barn's Unitholders to Tender, dated May 23 2007; and
2. News release - Liquor Stores Urges Unitholders To Accept Offer, Reject Mather's Empty Promises, dated May 25, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned at (780) 702-2392 should you have any questions concerning the contents of this letter.

Yours truly,

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

Tory Thibaudeau
Corporate Paralegal

dlw 6/5

Suite #1120, 10235 - 101 Street, Edmonton, Alberta T5J 3G1 • Telephone: (780) 944-9994 • Fax: (780) 702-1999

File No. 82-34937

FOR IMMEDIATE RELEASE

LIQUOR STORES URGES LIQUOR BARN UNITHOLDERS TO TENDER

--Purchases By Liquor Barn's CEO Indicate No Competing Offer--

EDMONTON, May 23, 2007 -- Liquor Stores Income Fund (TSX:LIQ.UN) today urged unitholders of Liquor Barn Income Fund (TSX:LBN.UN) to tender their units to Liquor Stores' offer before it expires at 10:00 pm (Edmonton time) on May 28, 2007.

Liquor Stores also commented on the recent acquisition of 325,100 Liquor Barn units by Liquor Barn's Chief Executive Officer, Dr. John Mather. Dr. Mather's unit purchases strongly suggest that Liquor Barn has not attracted a competing offer.

"We would not expect Dr. Mather to engage in such trades if he was aware, in his capacity as Liquor Barn CEO, that a competing offer for Liquor Barn was forthcoming," said Irv Kipnes, Liquor Stores' Chief Executive Officer. "In the absence of any news to the contrary from Liquor Barn, it seems reasonable to assume that Liquor Barn's strategic review process has failed to produce a better offer than ours."

"Our offer represents a premium of more than 40% to Liquor Barn's pre-bid price, an immediate 2.6% increase in distributions and ongoing ownership in the leading independent liquor retailer in British Columbia and Alberta," said Mr. Kipnes.

"Liquor Barn unitholders should understand there can be no assurance that Liquor Barn units, which were trading at a price of $8.40 immediately before our offer, will retain their current price if our offer is not completed. Liquor Barn unitholders only have a few days left to tender their units, and should be instructing their stockbrokers now with regard to the decision to tender."

About the Offer

Liquor Stores is offering Liquor Barn unitholders 0.53 of a trust unit of Liquor Stores in exchange for each Liquor Barn trust unit, which represents a current implied value of $11.79 per Liquor Barn trust unit, or a premium of approximately 40.4%, based on the Toronto Stock Exchange closing prices of the Liquor Stores units on May 22, 2007 and the Liquor Barn units on April 9, 2007.

Full details of the offer are included in the offer and takeover bid circular dated April 10, 2007 and the notice of extension dated May 14, 2007, both of which are available to Liquor Barn unitholders by visiting www.sedar.com or the Liquor Stores' web site at www.liquorstoresincomefund.ca. The offer expires at 10:00 pm (Edmonton time) on May 28, 2007.

Liquor Stores has engaged RBC Capital Markets as financial advisor and dealer manager in connection with the offer. Georgeson Shareholder Communications has been engaged as the information agent for the offer and CIBC Mellon Trust Company has been retained as the depositary for the offer.

Questions and requests for assistance about the offer may be directed to Georgeson Shareholder Communications Canada, Inc., the Information Agent for the offer, toll-free at 1-866-656-4120. Unitholders can also consult their broker or financial advisor for further information.

Important Information for Liquor Barn Unitholders

The offer to purchase and takeover bid circular and notice of extension filed with the provincial securities commissions in Canada contain the terms and conditions of, and other important information relating to, the offer and should be read by Liquor Barn security holders in their entirety. The public is able to obtain at no charge the offer to purchase, takeover bid circular, notice of extension and all other documents relating to the offer on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

About Liquor Stores Income Fund

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 107 stores). Liquor Stores Income Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and Liquor Stores Income Fund's website at www.liquorstoresincomefund.ca.

United States Considerations

The offer is made for the securities of a Canadian trust. The offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Liquor Barn, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for Liquor Barn unitholders in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Liquor Stores is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. may be residents of a foreign country. Liquor Barn unitholders in the U.S. may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP Inc., in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. to subject themselves to a U.S. court's judgment.

Liquor Barn unitholders in the U.S. should be aware that Liquor Stores may purchase Liquor Barn units otherwise than under the offer, such as in open market or privately negotiated purchases.

Forward-looking statements

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the potential benefits to be derived from the combination of Liquor Stores Income Fund and Liquor Barn Income Fund, future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Liquor Stores Income Fund or Liquor Stores LP.

You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of Liquor Stores Income Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in Liquor Stores Income Fund's Annual Information Form and other documents Liquor Stores Income Fund files with Canadian securities regulatory authorities, copies of which are available from Liquor Stores Income Fund directly, or its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and Liquor Stores Income Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Corporate contacts:

Liquor Stores GP Inc.

www.liquorstoresincomefund.ca

Irv Kipnes
Chief Executive Officer
(780) 944-9994 ext. 6

Patrick de Grace
Vice President Finance and Chief Financial Officer
(780) 917-4179

Media contacts:

Longview Communications Inc

Alan Bayless

(604) 694-6035

Unitholder information:

Georgeson Shareholder Communications

Toll Free: 1-866-656-4120

File No. 82-34937

LIQUOR DEPOT LIQUOR WORLD LIQUOR STORES INCOME FUND

FOR IMMEDIATE RELEASE

LIQUOR STORES URGES LIQUOR BARN UNITHOLDERS TO ACCEPT ITS OFFER, REJECT MATHER'S EMPTY PROMISES

EDMONTON, May 25, 2007 -- Liquor Stores Income Fund (TSX:LIQ.UN) today commented on the plan announced by Dr. John Mather, Chief Executive Officer of Liquor Barn GP Inc., to oust the board of trustees of Liquor Barn Income Fund (TSX:LBN.UN) and lead his own effort to "enhance value for Liquor Barn unitholders."

Liquor Stores' Chief Executive Officer, Irv Kipnes, said, "Liquor Barn has lost money, shown poor operating performance and declined in market value with Dr. Mather as its Chief Executive Officer. Dr. Mather and Liquor Barn's Board of Trustees have been actively engaged in searching out a potential alternative to our offer for at least six weeks now and they have nothing to show for it despite Dr. Mather's claim that 'between seven and ten' potential suitors had signed confidentiality agreements. There is simply no credible reason to believe that an alternative offer will suddenly emerge or that under the status quo Dr. Mather will do a better job managing Liquor Barn in the future than he has in the past."

"We have made a compelling offer. It has the unanimous support of every equity analyst who has published a report on it. Dr. Mather has no offer, no independent public support, and no track record of creating value for unitholders. Unitholders should tender to our offer before it expires Monday night," said Mr. Kipnes.

Liquor Stores believes Dr. Mather's promises to enhance returns for unitholders' are disingenuous and lack credibility:

- Dr. Mather has been Liquor Barn's CEO since before its initial public offering. He has had ample opportunity to "expedite implementation of [Liquor Barn]'s growth strategies to increase revenues and margins as he now promises to do. Neither he nor his strategies have been effective in the past; why should unitholders expect them to be effective now?

- Dr. Mather suggests he would work with independent trustees to terminate his non-arm's length Devco development deal "as it is no longer required for the Liquor Barn growth strategy." If it is no longer required, why doesn't he terminate it now? And why must he work with future "independent trustees" he intends to elect rather than with the trustees in place today? Liquor Barn unitholders would be well advised not to rely on some future group of unknown trustees hand-picked by Dr. Mather to terminate a structure that has the potential to enrich him personally at the expense of the Fund.

- Dr. Mather claims he is buying units of Liquor Barn "as a businessman" at prices ranging from $11.39 to $11.49 per unit because he believes they are undervalued, yet he did not participate in Liquor Barn's April 10, 2007 equity offering at $8.40 per unit. Dr Mather is simply attempting to block a transaction that would benefit all public unitholders so that he can preserve his job and the personal benefits he may derive from Devco's special relationship with Liquor Barn.

Liquor Stores' offer carries a premium of nearly 40% to Liquor Barn's pre-bid price, an immediate distribution increase and an ongoing ownership stake in the leading independent liquor retailer in British Columbia and Alberta. Liquor Stores has delivered unit price appreciation of 113% and a total return to unitholders of 148% from its IPO to April 9, 2007.

"Liquor Barn unitholders should understand there can be no assurance that the Liquor Barn units, which were trading at a price of $8.40 immediately before our offer, will retain their current price if our offer is not completed," said Mr. Kipnes. "We urge Liquor Barn unitholders to tender their units to our offer before it expires."

About the Offer

Liquor Stores is offering Liquor Barn unitholders 0.53 of a trust unit of Liquor Stores in exchange for each Liquor Barn trust unit, which represents a current implied value of $11.70 per Liquor Barn trust unit, or a premium of approximately 39.3%, based on the Toronto Stock Exchange closing prices of the Liquor Stores units on May 24, 2007 and the Liquor Barn units on April 9, 2007.

Full details of the offer are included in the offer and takeover bid circular dated April 10, 2007 and the notice of extension dated May 14, 2007, both of which are available to Liquor Barn unitholders by visiting www.sedar.com or the Liquor Stores' web site at www.liquorstoresincomefund.ca. The offer expires at 10:00 pm (Edmonton time) on May 28, 2007.

Liquor Stores has engaged RBC Capital Markets as financial advisor and dealer manager in connection with the offer. Georgeson Shareholder Communications has been engaged as the information agent for the offer and CIBC Mellon Trust Company has been retained as the depositary for the offer.

Questions and requests for assistance about the offer may be directed to Georgeson Shareholder Communications Canada, Inc., the Information Agent for the offer, toll-free at 1-866-656-4120. Unitholders can also consult their broker or financial advisor for further information.

Important Information for Liquor Barn Unitholders

The offer to purchase and takeover bid circular and notice of extension filed with the provincial securities commissions in Canada contain the terms and conditions of, and other important information relating to, the offer and should be read by Liquor Barn security holders in their entirety. The public is able to obtain at no charge the offer to purchase, takeover bid circular, notice of extension and all other documents relating to the offer on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

About Liquor Stores Income Fund

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership,

which operates the largest number of private liquor stores in Canada by number of stores (currently 107 stores). Liquor Stores Income Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and Liquor Stores Income Fund's website at www.liquorstoresincomefund.ca.

United States Considerations

The offer is made for the securities of a Canadian trust. The offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Liquor Barn, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for Liquor Barn unitholders in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Liquor Stores is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. may be residents of a foreign country. Liquor Barn unitholders in the U.S. may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP Inc., in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. to subject themselves to a U.S. court's judgment.

Liquor Barn unitholders in the U.S. should be aware that Liquor Stores may purchase Liquor Barn units otherwise than under the offer, such as in open market or privately negotiated purchases.

Forward-looking statements

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the potential benefits to be derived from the combination of Liquor Stores Income Fund and Liquor Barn Income Fund, future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Liquor Stores Income Fund or Liquor Stores LP.

You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of Liquor Stores Income Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in Liquor Stores Income Fund's Annual Information Form and other documents Liquor Stores Income Fund files with Canadian securities regulatory authorities, copies of which are available from Liquor Stores Income Fund directly, or its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and

Liquor Stores Income Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Corporate contacts:

Liquor Stores GP Inc.

www.liquorstoresincomefund.ca

Irv Kipnes

Chief Executive Officer

(780) 944-9994 ext. 6

Patrick de Grace

Vice President Finance and Chief Financial Officer

(780) 917-4179

Media contacts:

Longview Communications Inc

Alan Bayless

(604) 694-6035

Unitholder information:

Georgeson Shareholder Communications

Toll Free: 1-866-656-4120

LIQUOR STORES GP INC.
General Partner of Liquor Stores Limited Partnership

May 29, 2007

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
USA

VIA FEDERAL EXPRESS

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Madam:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, we enclose copies of the Fund's:

1. News release - Liquor Stores Income Fund enters into Support Agreements with additional founders to support its Offer to acquire all of the outstanding Trust Units of Liquor Barn
2. Income Fund, dated May 28, 2007;
3. News release – Support Agreement between Liquor Stores and Liquor Barn, dated May 28, 2007;
4. News release - Liquor Stores and Liquor Barn agree on enhanced Offer, dated May 28, 2007; and
5. News release – Esposito Group accepts enhanced Offer from Liquor Stores Income Fund and enters into Support Agreement, dated May 28, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned at (780) 702-2392 should you have any questions concerning the contents of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

Tory Thibaudeau
Corporate Paralegal

NEWS RELEASE **MAY 28, 2007**

LIQUOR STORES INCOME FUND ENTERS INTO SUPPORT AGREEMENTS WITH ADDITIONAL FOUNDERS TO SUPPORT ITS OFFER TO ACQUIRE ALL OF THE OUTSTANDING TRUST UNITS OF LIQUOR BARN INCOME FUND

Edmonton, Alberta – Liquor Stores Income Fund ("**Liquor Stores**") announced today that it entered into support agreements (the "**Support Agreements**") on May 25, 2007 with Paul Esposito's Restaurant (Abbotsford) Ltd., Frosty Mug Pub Ltd. and Paul Esposito (the "**New Supporting Unitholders**") in relation to Liquor Stores' amended offer (the "**Offer**") to purchase all of the outstanding trust units ("**Liquor Barn Units**") (including Liquor Barn Units that may become outstanding after the date of the Offer upon the exercise of options, warrants or other conversion or exchange rights) of Liquor Barn Income Fund ("**Liquor Barn**") on the basis of 0.57 of a trust unit (a "**Liquor Stores Unit**") of Liquor Stores for each one Liquor Barn Unit (the "**Exchange Ratio**"). The Offer includes a merger ("**Merger**") transaction pursuant to which Liquor Stores would acquire all of the assets and liabilities of Liquor Barn immediately following the completion of the Offer and the Liquor Barn Units and special voting units ("**Liquor Barn Special Voting Units**") of Liquor Barn would be redeemed in exchange for Liquor Stores Units and special voting units ("**Liquor Stores Special Voting Units**") of Liquor Stores, respectively, on the basis of the Exchange Ratio.

The New Supporting Unitholders own, in the aggregate: (i) 10,200 Liquor Barn Units representing approximately 0.10% of the outstanding Liquor Barn Units; (ii) 674,168 Liquor Barn Special Voting Units representing approximately 17.81% of the outstanding Liquor Barn Special Voting Units (and together with the Liquor Barn Units, approximately 4.90% of the outstanding Liquor Barn voting units (the "**Liquor Barn Voting Units**")); (iii) 337,109 exchangeable limited partnership units ("**Exchangeable LP Units**") of Liquor Barn Limited Partnership ("**Liquor Barn Partnership**") representing approximately 18.70% of the outstanding Exchangeable LP Units; and (iv) 337,059 subordinated exchangeable limited partnership units ("**Subordinated LP Units**") of Liquor Barn Partnership representing approximately 17.0% of the outstanding Subordinated LP Units.

The New Supporting Unitholders, together with the parties (the "**Other Supporting Unitholders**" and together with the New Supporting Unitholder, the "**Current Supporting Unitholders**") with which Liquor Stores has previously entered into support agreements, own, in the aggregate: (i) 86,845 Liquor Barn Units representing approximately 0.85% of the outstanding Liquor Barn Units; (ii) 1,724,831 Liquor Barn Special Voting Units representing approximately 45.56% of the outstanding Liquor Barn Special Voting Units (and together with the Liquor Barn Units, approximately 12.96% of the outstanding Liquor Barn Voting Units); (iii) 832,219 Exchangeable LP Units representing approximately 46.16% of the outstanding Exchangeable LP Units; and (iv) 892,612 Subordinated LP Units representing approximately 45.02% of the outstanding Subordinated LP Units.

The Exchangeable LP Units and the Subordinated LP Units are exchangeable for Liquor Barn Units on a one for one basis. Assuming the exchange of all Exchangeable LP Units and Subordinated LP Units owned by the Current Supporting Unitholders, the Current Supporting Unitholders would own, in the aggregate, 1,811,676 Liquor Barn Units, representing approximately 15.20% of the outstanding Liquor Barn Units on a partially diluted basis.

Pursuant to the Support Agreements, the New Supporting Unitholders have, among other things, agreed to: (i) deposit under the Offer or the Merger any Liquor Barn Units that they own or control; (ii) vote all Exchangeable LP Units, Subordinated LP Units, Liquor Barn Special Voting Units and Liquor Barn Units (collectively, "**Liquor Barn Securities**") that they own or control in favour of any resolutions relating to the Offer and Merger; and (iii) effective on completion of the Offer and Merger, appoint Liquor Stores as

voting trustee of the New Supporting Unitholders to exercise all voting rights attached to their Liquor Barn Securities. The New Supporting Unitholders will be released from their obligations under the Support Agreements if a transaction involving Liquor Barn is proposed by another party prior to the completion of the Offer pursuant to which holders ("**Liquor Barn Unitholders**") of Liquor Barn Units will receive a consideration per Liquor Barn Unit that is greater in value than the consideration under the Offer and Merger (a "**Superior Transaction**") unless Liquor Stores amends the Offer or proceeds with another transaction that provides for a consideration per Liquor Barn Unit that is at least equal in value to the consideration provided for under the Superior Transaction.

Liquor Stores entered into the Support Agreements with the New Supporting Unitholders to facilitate the Offer and Merger. The Offer is conditional upon, among other things, the number of Liquor Barn Units held by Liquor Barn Unitholders who elect to participate in the Offer or the Merger, together with the number of Liquor Barn Units held as of the expiry time of the Offer by or on behalf of Liquor Stores or its subsidiaries, if any, together with any separately voted Liquor Barn Voting Units, representing more than 66 2/3% of the then outstanding Liquor Barn Voting Units (the "**Minimum Condition**"). If the Minimum Condition is achieved and the other conditions precedent to the completion of the Offer are satisfied or waived by Liquor Stores, Liquor Stores' intention is to complete the Merger immediately following and conditional on the take-up under the Offer with the result that Liquor Stores would acquire all of the assets and liabilities of Liquor Barn and all Liquor Barn Units and Liquor Barn Special Voting Units would be redeemed for Liquor Stores Units and Liquor Stores Special Voting Units on the basis of the Exchange Ratio.

Notwithstanding any information or statement contained herein, the issuance of this news release is not an admission that an entity named in this news release owns or controls any securities described herein or is a joint actor with another entity named herein.

United States Considerations

The Offer is made for the securities of a Canadian trust. The Offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Liquor Barn, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for Liquor Barn Unitholders in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Liquor Stores is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. may be residents of a foreign country. Liquor Barn Unitholders in the U.S. may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP Inc., in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. to subject themselves to a U.S. court's judgment.

Liquor Barn Unitholders in the U.S. should be aware that Liquor Stores may purchase Liquor Barn Units otherwise than under the Offer, such as in open market or privately negotiated purchases.

About Liquor Stores Income Fund

Liquor Stores is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 107 stores). Liquor Stores trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores, visit www.sedar.com and Liquor Stores' website at www.liquorstoresincomefund.ca.

For further information, please contact:

Liquor Stores Income Fund
c/o Liquor Stores GP Inc.
Suite 1120, 10235 – 101st Street
Edmonton, Alberta T5J 3G1

Irv Kipnes, Chief Executive Officer
(780) 944-9994 ext. 6
or
Patrick de Grace, Vice President Finance and Chief Financial Officer
(780) 917-4179

www.liquorstoresincomefund.ca

File No. 82-34937

FOR IMMEDIATE RELEASE

LIQUOR STORES AND LIQUOR BARN AGREE ON ENHANCED OFFER

- Liquor Barn board of trustees unanimously recommends acceptance of enhanced offer

- Exchange ratio increased to 0.57 of a Liquor Stores unit for each Liquor Barn unit

- Offer extended to June 7, 2007

Edmonton, Alberta – (May 26, 2007) – Liquor Stores Income Fund (TSX: LIQ.UN) and Liquor Barn Income Fund (TSX: LBN.UN) announced today that they have entered into a support agreement pursuant to which Liquor Barn has agreed to support an enhanced Liquor Stores offer to acquire all of the outstanding trust units of Liquor Barn and the board of trustees of Liquor Barn has agreed to recommend acceptance of the enhanced offer to its unitholders. The transaction establishes Liquor Barn's enterprise value at approximately $222 million, based on the closing price of Liquor Stores' trust units on May 25, 2007.

The enhanced terms of the Liquor Stores offer include an increase in the exchange ratio to 0.57 of a unit of Liquor Stores for each unit of Liquor Barn. The increased exchange ratio currently values the Liquor Barn units at $12.45, a premium of 48.2% above the closing price of the Liquor Barn units of $8.40 on the Toronto Stock Exchange on April 9, 2007, the day before Liquor Stores announced and commenced the offer. In addition, under the increased exchange ratio Liquor Barn unitholders will realize a 10.3% distribution increase following completion of the offer. The closing price of the Liquor Stores units on the Toronto Stock Exchange on May 25 was $21.84. Liquor Barn has approximately 14 million units outstanding (including exchangeable and subordinated limited partnership units and options to purchase Liquor Barn units).

"Unitholders of both Liquor Stores and Liquor Barn can be pleased with the terms of this enhanced offer," said Irv Kipnes, Chief Executive Officer of Liquor Stores. "We urge Liquor Barn unitholders to tender their units to our offer and participate in the future growth of a larger, stronger trust and the leading independent liquor store retailer in Alberta and British Columbia."

Robert King, Chairman of the board of trustees of Liquor Barn, said: "After having conducted a thorough review of the strategic alternatives available to Liquor Barn, we are pleased to be able to unanimously recommend this enhanced offer to our unitholders. Based on our evaluation of the enhanced offer, including the opinion of our independent financial advisors, we believe that this transaction is in the best interests of our unitholders. The terms of the agreed offer provide fair value today and significant potential for the future."

In addition to entering into a support agreement with Liquor Barn, Liquor Stores has also entered into a support agreement with The Frosty Mug Pub Ltd., Paul Esposito's Restaurant (Abbotsford) Ltd. and Paul Esposito (together, the "Esposito Group"). The Esposito Group, which is a founding unitholder of Liquor Barn, owns, in the aggregate, 10,200 Liquor Barn units and 674,168 Liquor Barn special voting units representing approximately 4.9% of the outstanding Liquor Barn voting units. The Esposito Group, together with the other founding unitholders of Liquor Barn who have agreed to support the offer, own, in the aggregate, 86,845 Liquor Barn units and 1,724,831 Liquor Barn special voting units representing approximately 13% of the outstanding Liquor Barn voting units.

Pursuant to the support agreement, Liquor Stores has agreed to extend the expiry time of the offer to 10:00 p.m. (Edmonton time) on June 7, 2007. The offer was scheduled to expire at 10:00 p.m. (Edmonton time) on May 28, 2007.

Full details of the enhanced Liquor Stores offer are included in a Notice of Change, Variation and Extension from Liquor Stores that will be filed on SEDAR (www.sedar.com) and that will be made available on Liquor Stores' website (www.liquorstoresincomefund.ca) and on Liquor Barn's website (www.liquorbarn.ca). The Notice of Change, Variation and Extension will be mailed shortly to Liquor Barn unitholders.

Liquor Barn's board of trustees has unanimously determined that the consideration per unit under the enhanced offer is fair and in the best interests of Liquor Barn and its unitholders and, accordingly, unanimously recommends that unitholders tender their units to the enhanced offer. Liquor Barn's financial advisor, TD Securities Inc., has provided an opinion to the board that the consideration to be received by Liquor Barn unitholders in connection with the enhanced offer is fair, from a financial point of view, to such unitholders.

Under the support agreement, Liquor Barn has agreed to cease any ongoing discussions, and not to solicit or engage in any further discussions relating to a competing proposal, except in limited circumstances and provide Liquor Stores with a right to match any third party offer. The agreement also requires Liquor Barn to pay a break fee of $6.5 million in certain circumstances and waive its unitholder rights plan on the business day preceding the expiry date of the offer.

Liquor Stores has engaged RBC Capital Markets as financial advisor and dealer manager in connection with the offer. Georgeson Shareholder Communications has been engaged as the information agent for the offer and CIBC Mellon Trust Company has been retained as the depositary for the offer.

Questions and requests for assistance about the offer may be directed to Georgeson Shareholder Communications Canada, Inc., the Information Agent for the offer, toll-free at 1-866-656-4120. Unitholders can also consult their broker or financial advisor for further information.

Important Information for Liquor Barn Unitholders

The offer to purchase and takeover bid circular, notice of extension and notice of change, variation and extension filed with the provincial securities commissions in Canada contain the terms and conditions of, and other important information relating to, the offer and should be read by Liquor Barn security holders in their entirety. The public is able to obtain at no charge the offer to purchase, takeover bid circular, notice of extension, notice of change, variation and extension and all other documents relating to the offer on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

About Liquor Stores Income Fund

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 107

stores). Liquor Stores Income Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and Liquor Stores Income Fund's website at www.liquorstoresincomefund.ca.

Liquor Barn Income Fund

Liquor Barn Income Fund is a publicly traded Canadian income fund that owns a 72.4% interest in Liquor Barn Limited Partnership ("Liquor Barn LP"). Liquor Barn LP, which currently operates 62 liquor stores in Alberta and 19 in British Columbia, is a leading operator of private liquor stores in Western Canada. Liquor Barn's units trade on the Toronto Stock Exchange under the symbol LBN.UN. Additional information about Liquor Barn Income Fund is available at www.liquorbarn.ca or www.sedar.com.

United States Considerations

The offer is made for the securities of a Canadian trust. The offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Liquor Barn, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for Liquor Barn unitholders in the United States to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Liquor Stores is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. may be residents of a foreign country. Liquor Barn unitholders in the United States may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP Inc., in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. to subject themselves to a U.S. court's judgment.

Liquor Barn unitholders in the United States should be aware that Liquor Stores may purchase Liquor Barn units otherwise than under the offer, such as in open market or privately negotiated purchases.

Forward-looking statements

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the potential benefits to be derived from the combination of Liquor Stores Income Fund and Liquor Barn Income Fund, future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Liquor Stores Income Fund, Liquor Stores LP, Liquor Barn Income Fund and Liquor Barn LP.

You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of Liquor Stores Income Fund and Liquor Barn Income Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Annual Information Forms and other documents that Liquor Stores Income Fund and Liquor Barn Income Fund have each filed with Canadian securities regulatory authorities, copies of which are available from Liquor Stores Income Fund and Liquor Barn Income Fund (as applicable) directly, or their respective websites (www.liquorstoresincomefund.ca and www.liquorbarn.ca), or on the SEDAR website at www.sedar.com. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and neither Liquor Stores Income Fund nor Liquor Barn Income Fund assumes any obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Liquor Stores Income Fund

Corporate contacts:
Liquor Stores GP Inc.
www.liquorstoresincomefund.ca

Irv Kipnes
Chief Executive Officer
(780) 944-9994 ext. 6

Patrick de Grace
Vice President Finance and Chief Financial Officer
(780) 917-4179

Media contacts:
Longview Communications Inc.
Alan Bayless
(604) 694-6035

Unitholder information:
Georgeson Shareholder Communications
Toll Free: 1-866-656-4120

Liquor Barn Income Fund

Corporate contacts:
Liquor Barn Income Fund
www.liquorbarn.ca

Robert King
Chairman of the Board of Trustees
(780) 462-0190

Unitholder information:
Kingsdale Shareholder Services Inc.
1-800-749-9890

SUPPORT AGREEMENT

This Support Agreement dated May 25, 2007, between Liquor Stores Income Fund, a trust established under the laws of the Province of Alberta (the "**Offeror**" or "**Liquor Stores Fund**")), and Liquor Barn Income Fund, a trust established under the laws of the Province of Alberta ("**Liquor Barn Fund**").

RECITALS:

(a) The board of trustees of each of Liquor Barn Fund and the Offeror wish to encourage a strategic business combination between Liquor Barn Fund and the Offeror in light of the existing offer by the Offeror dated April 10, 2007 (the "**Offer**", which includes the Merger Transaction (as defined in the Offer), as such offer has been and may be further amended) to acquire all of the outstanding trust units (collectively, the "**Liquor Barn Units**") of Liquor Barn Fund;

(b) The board of trustees of Liquor Barn Fund believes that it is in the best interests of Liquor Barn Fund and its unitholders that the Offeror proceed with the Offer as varied on the terms set forth herein (the "**Varied Offer**"); and

(c) Liquor Barn Fund has received a fairness opinion from TD Securities Inc. ("**TDSI**") that the consideration to be offered pursuant to the Varied Offer is fair, from a financial point of view, to the holders of Liquor Barn Units.

In consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

ARTICLE 1
THE VARIED OFFER

1.1 Defined Terms

Capitalized terms used and not otherwise defined herein shall, unless the context requires otherwise, have the meanings set forth in the Offer and accompanying circular (the "**Circular**", as amended and as it may be further amended).

"**Business Day**" means any day on which commercial banks are generally open for business in Edmonton, Alberta and Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a holiday in Edmonton, Alberta and Toronto, Ontario, under applicable laws;

"**Exchange Act**" means the *U.S. Securities Exchange Act* of 1934, as amended; and

"**Subsidiary**" has the meaning given to the term "subsidiary" in the Offer.

1.2 The Offer

The Offeror agrees that it will vary the terms of the Offer to: (i) increase the Exchange Ratio to 0.57 of a Liquor Stores Unit per Liquor Barn Unit; (ii) extend the Expiry Date to a date (the "**Closing Date**") which is expected to be June 7, 2007 but (through one or more extensions of the Varied Offer) shall in no event be later than June 29, 2007; and (iii) delete the condition contained in section 4(m) of the Offer. Liquor Barn Fund acknowledges and agrees that the Offeror may, in its sole discretion, modify or waive any term or condition of the Varied Offer, provided, however, that the Offeror shall not, without the prior written consent of Liquor Barn Fund:

(a) modify or waive the Minimum Condition;

(b) decrease the consideration payable per Liquor Barn Unit;

(c) change the form of consideration payable under the Varied Offer (other than to add additional consideration or to provide Liquor Barn Unitholders with the option to choose one or more alternative forms of consideration in addition to the form of consideration contemplated herein);

(d) decrease the number of Liquor Barn Units in respect of which the Varied Offer is made; or

(e) impose additional conditions to the Varied Offer or otherwise vary the Varied Offer (or any terms or conditions thereof) in a manner which is adverse to the Liquor Barn Unitholders.

The Offeror shall prepare and mail to each Liquor Barn Unitholder a Notice of Variation of the Offer and Circular in respect of the Varied Offer (the "Notice of Variation") as soon as practicable following the execution hereof.

1.3 Liquor Barn Fund Approval of the Varied Offer

Liquor Barn Fund represents that the Liquor Barn Board of Trustees:

(a) has obtained an opinion from TDSI that, as of the date hereof, the consideration per Liquor Barn Unit offered pursuant to the Varied Offer is fair, from a financial point of view, to Liquor Barn Unitholders, which opinion will be included in the notice of change to the Liquor Barn Board of Trustees' circular.

(b) has approved this Agreement;

(c) has determined unanimously that, as at the date hereof:

 (i) the Varied Offer is fair to the Liquor Barn Unitholders and is in the best interests of Liquor Barn Fund and the Liquor Barn Unitholders; and

 (ii) it will unanimously recommend that the Liquor Barn Unitholders accept the Varied Offer.

Liquor Barn Fund shall prepare and mail to each Liquor Barn Unitholder, as soon as is practicable after the mailing by the Offeror of the Notice of Variation, the notice of change to the Liquor Barn Board of Trustees circular setting forth (among other things) the recommendation of the Liquor Barn Board of Trustees as described above.

Liquor Barn Fund represents that each of the trustees of Liquor Barn Fund intends to tender or cause to be tendered to the Varied Offer all Liquor Barn Units of which he is the beneficial owner.

1.4 Liquor Barn Fund Co-operation

Liquor Barn Fund covenants to co-operate with the Offeror and covenants that the Liquor Barn Board of Trustees will, and will use commercially reasonable efforts to cause management (and the trustees, directors and officers of its Subsidiaries, other than John Mather) to, take all reasonable action to support the Varied Offer and the Merger Transaction, including without limitation assisting with obtaining third party consents and regulatory approvals.

Liquor Barn Fund agrees to provide such assistance as the Offeror or its agents may reasonably request in connection with communicating the Varied Offer and any amendments and supplements thereto to the Liquor Barn Unitholders and the original subscribers for the Liquor Barn Convertible Debentures and to such other persons as are entitled to receive the Offer in accordance with applicable securities laws, including, without limitation, by providing to the Offeror the names and addresses of the beneficial owners of the Liquor Barn Convertible Debentures, the names, addresses and phone numbers (if available) of the beneficial holders of its other securities which appear on its records and will instruct its shareholder communications firm to contact by telephone securityholders of Liquor Barn Fund previously contacted advising them of, among other things, the Liquor Barn Trustees' recommendation of the Varied Offer.

1.5 Post Varied Offer Covenants

If the Offeror takes up and pays for Liquor Barn Units pursuant to the Varied Offer, the Offeror and Liquor Barn Fund agree to use all reasonable commercial efforts to cause and to enable the Offeror to expeditiously complete the Merger Transaction.

1.6 Unitholder Rights Plan

Liquor Barn Fund represents that the Liquor Barn Board of Trustees will waive the application of the unitholder rights plan of Liquor Barn Fund dated April 18, 2007 (the "**Rights Plan**") to the Varied Offer and to any other actions taken by the Offeror in furtherance of the Varied Offer, effective as at 5:00 p.m. (Edmonton time) on the Business Day preceding the Expiry Date, and Liquor Barn Fund agrees to take any further action required to cause the Rights Plan to be inapplicable to the Varied Offer. Liquor Barn Fund covenants that except for the waiver contemplated in respect of the Varied Offer, Liquor Barn Fund shall not amend, modify or terminate the Rights Plan or redeem the rights other than waivers or deemed waivers in respect of a Take-over Bid (as defined in the Rights Plan) made by way of take-over bid circular to all holders of record of Liquor Barn Units as provided in Section 6.1(a) or 6.1(b) of the Rights Plan.

ARTICLE 2
COVENANTS OF LIQUOR BARN FUND

2.1 Ordinary Course of Business

Liquor Barn Fund covenants and agrees that, from the date hereof, unless the Offeror shall otherwise agree in writing or as otherwise expressly contemplated by this Agreement:

(a) Liquor Barn Fund shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice, and Liquor Barn Fund specifically agrees that it will not enter into or renew or amend any material agreements (including without limitation leases, the Liquor Barn Development Agreement and the Liquor Barn Governance Documents) without the prior consent of the Offeror, such consent not to be unreasonably withheld;

(b) Liquor Barn Fund shall not directly or indirectly do or permit to occur any of the following (provided that the following shall not limit the ability of Liquor Barn Fund to comply with any existing obligations which have been generally disclosed or disclosed to the Offeror in writing prior to the date hereof, including the payment of the reasonable fees and expenses of the legal and financial advisors to, and shareholder communications firm engaged by, Liquor Barn Fund in connection with the Offer), without the prior consent of the Offeror, such consent not to be unreasonably withheld:

(i) issue or sell, or agree to issue or sell (or permit any of its Subsidiaries to issue or sell or agree to issue or sell) any additional units of, or any options, warrants, conversion privileges or rights of any kind to acquire any Liquor Barn Units or any securities of Liquor Barn Fund or any of its Subsidiaries other than pursuant to (i) Liquor Barn Options granted and outstanding as at the date hereof, and (ii) pursuant to or in connection with the conversion or exchange of the Liquor Barn Convertible Debentures, Liquor Barn Exchangeable LP Units and Liquor Barn Subordinated LP Units outstanding as at the date hereof;

(ii) amend or propose to amend its declaration of trust or the constating documents of any of its Subsidiaries;

(iii) split, combine or reclassify any outstanding Liquor Barn Units or any other securities of Liquor Barn Fund, or make any changes to the respective capitalizations of its Subsidiaries (including borrowings, guarantees or amendments to the terms of debt) or declare, set aside or pay any distributions to the Liquor Barn Unitholders, other than Permitted Distributions;

(iv) redeem, purchase or offer to purchase (or permit any of its Subsidiaries to redeem, purchase or offer to purchase) any Liquor Barn Units or other securities of Liquor Barn Fund or any of its Subsidiaries;

(v) reorganize, amalgamate or merge Liquor Barn Fund or any of its Subsidiaries with any other person, trust, corporation, partnership or other business organization whatsoever;

(vi) make any capital expenditures which exceed $50,000 individually or $250,000 in the aggregate;

(vii) make any payments to, increase the remuneration or benefits of, or enter into or renew or amend any agreements or arrangements with, any of their respective trustees, directors, officers or employees other than pursuant to the terms of existing agreements or arrangements in effect (without amendment) on the date hereof;

(viii) make any changes to its or its Subsidiaries' respective accounting policies;

(ix) settle any material litigation or claims;

(x) acquire or dispose of, or agree to acquire or dispose of (by merger, amalgamation, acquisition of securities or assets or otherwise), any person, trust, corporation, partnership or other business organization or division, or acquire or dispose of, pledge, lease or encumber, or agree to acquire or dispose of, pledge, lease or encumber, any material assets;

(xi) without limitation, acquire any liquor store pursuant to the Liquor Barn Development Agreement or otherwise; or

(xii) incur or commit to incur any indebtedness for borrowed money or issue any debt securities except for the borrowing of working capital from The Toronto-Dominion Bank pursuant to Liquor Barn Fund's existing credit facility (including the increase of such facility from $27 million to up to $35 million) and in the ordinary course of business and consistent with past practice;

(c) Liquor Barn Fund shall not, and shall cause each of its Subsidiaries to not (otherwise than with the consent of the Offeror):

(i) enter into or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, severance, retention or termination pay to, any officers, directors or trustees of Liquor Barn Fund or any of its Subsidiaries other than pursuant to agreements, policies or arrangements in effect (without amendment) on the date hereof; or

(ii) in the case of employees who are not such officers, directors or trustees, take any action with respect to the entering into or modifying of any employment, severance, retention, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, pension benefits, retirement allowances, deferred compensation, severance, retention or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable otherwise than pursuant to agreements, policies or arrangements in effect (without amendment) on the date hereof, but for greater certainty subject in all cases to Section 2.1(b);

(d) Liquor Barn Fund shall use its reasonable efforts to cause its current insurance (or re-insurance) policies and bonds not to be cancelled or terminated or any of the coverages thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies or bonds underwritten by insurance or re-insurance or bonding companies of recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies or bonds for substantially similar premiums are in full force and effect; provided, that Liquor Barn Fund shall be permitted to secure pre-paid non-cancellable run-off trustees', directors' and officers' liability insurance coverage providing coverage for the current and former trustees, directors and officers of Liquor Barn Fund and its Subsidiaries for the period from the Closing Date until six years after the Closing Date.

(e) Liquor Barn Fund shall:

(i) use its reasonable efforts, and cause each of its Subsidiaries to use its reasonable efforts, to preserve intact their respective business organizations and goodwill, to keep available the services of their respective officers (other than John Mather) and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with Liquor Barn Fund or its Subsidiaries;

(ii) other than as contemplated by Section 2.2(d), not take any action, or permit any of its Subsidiaries to take any action, that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue at any time prior to the Closing Date if then made; and

(iii) promptly notify the Offeror orally and in writing of any Material Adverse Change of its or any of its Subsidiaries' businesses or in the operation of its or any of its Subsidiaries' properties (in each case on a consolidated basis), and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(f) Liquor Barn Fund shall not settle or compromise any claim brought by any present, former or purported holder of any securities of Liquor Barn Fund in connection with the transactions contemplated by this Agreement or the Varied Offer without the prior written consent of the Offeror, such consent not to be unreasonably withheld;

(g) except as expressly required by the Liquor Barn Governance Documents and the Liquor Barn Development Agreement or in compliance with Section 2.2 hereof, or as required by applicable law, Liquor Barn Fund shall not, and shall cause each of its Subsidiaries to not (otherwise than with the consent of the Offeror) provide any material information or documentation of or pertaining to Liquor Barn Fund or any of its Subsidiaries or their respective business or assets to John Mather. Liquor Barn Fund shall immediately notify the Offeror of any request by John Mather, directly or indirectly, for any such information, documentation or access;

(h) other than as contemplated by Section 2.2(d), Liquor Barn Fund shall not enter into or modify any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 2.1; and

(i) prior to the mailing of the notice of change to the Liquor Barn Board of Trustees' circular in connection with the Varied Offer, Liquor Barn Fund will give the Offeror and its agents a reasonable opportunity to review and comment on it, but, subject to the terms hereof, the Offeror recognizes that whether or not its comments are appropriate will be determined by Liquor Barn Fund, acting reasonably.

2.2 Non-Solicitation

(a) Liquor Barn Fund shall not, directly or indirectly, through any officer, trustee, director, employee, representative, solicitor, financial advisor or agent of Liquor Barn Fund or any of its Subsidiaries (other than John Mather unless acting in his capacity as an officer, director or employee of Liquor Barn Fund or any of its Subsidiaries), (A) initiate, facilitate, solicit or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding any merger, amalgamation, arrangement, take-over bid, winding-up, redemption of Liquor Barn Units, sale of substantial assets, sale of units or treasury shares or rights or interests therein or thereto or similar transactions involving Liquor Barn Fund or any Subsidiaries of Liquor Barn Fund (any of the foregoing inquiries or proposals being referred to herein as an "**Acquisition Proposal**"), (B) participate in any substantive discussions or negotiations regarding an Acquisition Proposal, (C) withdraw or modify, in a manner adverse to the Varied Offer, the approval of the Liquor Barn Board of Trustees of the Varied Offer, (D) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (E) accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in this Section 2.2 or in any other provision of this Agreement shall prevent Liquor Barn Fund from considering and negotiating an unsolicited *bona fide* written Acquisition Proposal that:

(i) did not result from a breach of this Section 2.2;

(ii) is reasonably likely to, taking into account all of the terms and conditions of such Acquisition Proposal and its consequences to the Liquor Barn Unitholders, if consummated in accordance with its terms (but not disregarding any risk of non-completion), result in a transaction more favourable to Liquor Barn Unitholders from a financial point of view than the Varied Offer;

(iii) is likely to be completed without undue delay in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and

(iv) which the Liquor Barn Board of Trustees determines in good faith (after consultation with its financial advisors and receiving the advice of counsel) that the Liquor Barn Board of Trustees is required to do so in order to properly discharge its fiduciary duties;

(any such Acquisition Proposal that satisfies each of the conditions in subparagraphs (i) through (iv) above being referred to herein as a "**Superior Proposal**").

(b) Liquor Barn Fund hereby agrees not to release any third party from any "standstill" or similar agreement or covenant to which it is a party in respect of Liquor Barn Fund or its Subsidiaries.

(c) Liquor Barn Fund shall, and shall cause the trustees, officers, directors, employees, representatives and agents of Liquor Barn Fund and its Subsidiaries (other than John Mather) to, immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than the Offeror) with respect to any Acquisition Proposal or potential Acquisition Proposal. Liquor Barn Fund shall promptly request the return or destruction of all information provided to any third party which, at any time since December 1, 2006, has entered into a confidentiality agreement with Liquor Barn Fund relating to a potential Acquisition Proposal, and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreement. Liquor Barn Fund shall immediately notify the Offeror of any Acquisition Proposal and any inquiries that could be reasonably expected to lead to any Acquisition Proposal of which any of its trustees or officers (other than John Mather) are or become aware, or any amendments to the foregoing, or any request for non-public information relating to Liquor Barn Fund or any of its Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of Liquor Barn Fund or any Subsidiary by any person or entity that informs any officer or trustee of Liquor Barn Fund (other than John Mather) that it is considering making, or has made, an Acquisition Proposal. Such notice to the Offeror shall be made, from time to time, orally and in writing and shall include a description of the material terms and conditions together with a copy of all documentation relating to any such Acquisition Proposal, inquiry or contact including the identity of the person making such proposal, inquiry or contact and a copy of any written materials received by Liquor Barn Fund or its Subsidiaries in connection therewith and any other details of the proposal, inquiry, contact, discussions or negotiations as the Offeror may reasonably request. Liquor Barn Fund shall keep the Offeror informed of the status, including any change to any of the terms or conditions, of any Acquisition Proposal or inquiry.

(d) If the Liquor Barn Board of Trustees receives a request for non-public information from a party who presents to Liquor Barn Fund a *bona fide* Acquisition Proposal and the Liquor Barn Board of Trustees determines in good faith (after determining, with the advice of outside legal counsel and financial advisors, that it is necessary for the Liquor Barn Board of Trustees to consider such Acquisition Proposal in order to fulfil its fiduciary duties) that such proposal if consummated in accordance with its terms, would reasonably be expected to be a Superior Proposal pursuant to Section 2.2(a), then, and only in such case, Liquor Barn Fund may, subject to the execution of a confidentiality and standstill agreement considered reasonable by Liquor Barn Fund in favour of Liquor Barn Fund and its Subsidiaries (provided that such confidentiality and standstill agreement, if not existing on the date hereof, may not preclude Liquor Barn Fund from complying with the provisions of this Agreement and may not include any provision calling for an exclusive right to negotiate with Liquor Barn Fund and may not prohibit Liquor Barn Fund from providing information to the Offeror regarding the Acquisition Proposal), provide such party with access to non-public information regarding Liquor Barn Fund and its Subsidiaries. Liquor Barn Fund agrees to send a copy of any such confidentiality and standstill agreement to the Offeror immediately upon its execution and, provided the Offeror executes an agreement substantially the same as such confidentiality and standstill agreement (excluding any "standstill" or similar provisions) will provide

the Offeror with a list of or copies of the information provided to such party and immediately provide the Offeror with access to similar information to which such party was provided.

(e) Liquor Barn Fund shall ensure that the officers, directors and trustees of Liquor Barn Fund and its Subsidiaries (other than John Mather) and any investment bankers, solicitors or other advisors or representatives retained by Liquor Barn Fund and its Subsidiaries are aware of the provisions of this Section 2.2, and Liquor Barn Fund shall be responsible for any breach of this Section 2.2 by such officers, directors, trustees, investment bankers, solicitors, advisors or representatives (other than John Mather).

2.3 Right of Matching

(a) Liquor Barn Fund covenants that it and its Subsidiaries will not accept, approve, recommend or enter into any agreement, understanding or arrangement (other than a confidentiality and standstill agreement as contemplated in Section 2.2(d)) regarding a Superior Proposal (the "**Proposed Agreement**") unless:

(i) Liquor Barn Fund has complied with its obligations under the provisions of Section 2.2 and has provided the Offeror with a copy of the Superior Proposal;

(ii) the Superior Proposal is (i) a transaction in which the financing is then committed or confirmed by its sources to be available without additional conditions and (ii) not subject to a due diligence condition; and

(iii) a period (the "**Response Period**") of four Business Days, or such shorter period as may then remain until the Expiry Date (unless subsequently extended), shall have elapsed from the date on which the Offeror received written notice from the Liquor Barn Board of Trustees that the Liquor Barn Board of Trustees has determined, subject only to compliance with this Section 2.3, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal.

(b) During the Response Period, the Offeror will have the right, but not the obligation, to offer to amend the terms of the Varied Offer. The Liquor Barn Board of Trustees will review any such proposal by the Offeror to amend the terms of the Varied Offer, including an increase in, or modification of, the consideration to be received by the Liquor Barn Unitholders, to determine whether the Acquisition Proposal to which the Offeror is responding would be a Superior Proposal when assessed against the Varied Offer as it is proposed by the Offeror to be amended. If the Liquor Barn Board of Trustees does not in good faith so determine, the Liquor Barn Board of Trustees will promptly reaffirm its recommendation of the Varied Offer, as so amended. If the Liquor Barn Board of Trustees does in good faith so determine, Liquor Barn Fund may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

(c) Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Liquor Barn Unitholders shall constitute a new Acquisition Proposal for the purposes of this Section 2.3 and the Offeror shall be afforded a new Response Period in respect of each such Acquisition Proposal.

2.4 Access to Information

Subject to the Offeror entering into a confidentiality agreement in favour of Liquor Barn Fund in form satisfactory to Liquor Barn Fund, acting reasonably, Liquor Barn Fund shall (and shall cause

each of its Subsidiaries to) afford the Offeror's and its bankers' officers, employees, counsel, accountants and other authorized representatives and advisors ("**Representatives**") reasonable access during normal business hours from the date hereof and until the expiration of this Agreement, to its properties, books, contracts and records (as well as to its management personnel (other than John Mather) to permit the planning and implementation of the integration of the Offeror and Liquor Barn Fund and its Subsidiaries), and, during such period, Liquor Barn Fund shall (and shall cause each of its Subsidiaries to) furnish promptly to the Offeror all information concerning their respective businesses, properties and personnel as the Offeror may reasonably request.

ARTICLE 3
OFFEROR'S COVENANTS

3.1 Offeror's Covenants

The Offeror covenants and agrees that, unless Liquor Barn Fund shall otherwise agree in writing, not to be unreasonably withheld, or as otherwise expressly contemplated by this Agreement:

(a) the Offeror shall, and shall cause each of its direct and indirect Subsidiaries to, conduct its and their respective businesses in, the ordinary course of business and consistent with past practice;

(b) the Offeror shall not directly or indirectly do or permit to occur any of the following (provided that the following shall not limit the ability of the Offeror to comply with any existing obligations):

(i) amend or propose to amend its declaration of trust;

(ii) split, combine or reclassify any outstanding Liquor Stores Units; or

(iii) redeem, purchase or offer to purchase any Liquor Stores Units;

(c) the Offeror shall:

(i) not take any action, or permit any of its Subsidiaries to take any action, that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue at any time prior to the Closing Date if then made;

(ii) promptly notify Liquor Barn Fund orally and in writing of any Material Adverse Change in the normal course of its or any of its Subsidiaries' businesses or in the operation of its or any of its Subsidiaries' properties (in each case on a consolidated basis), and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and

(iii) prior to the mailing of the Varied Offer, give Liquor Barn Fund a reasonable opportunity to review and comment on the Notice of Variation of the Offer and Circular, but, subject to the terms hereof, Liquor Barn Fund recognizes that whether or not its comments are appropriate will be determined by the Offeror, acting reasonably.

(d) The Offeror will cause Liquor Barn Fund (or its successor) and its Subsidiaries to comply with all of their respective obligations to the employees and officers of Liquor Barn Fund (or its successor) and its Subsidiaries pursuant to existing agreements with such employees, applicable incentive plans and applicable statutes, rules, regulations or laws.

3.2 Insurance and Indemnities

(a) The Offeror will, or will cause Liquor Barn Fund or any successor to Liquor Barn Fund to, maintain or acquire and maintain (if not already purchased by Liquor Barn Fund as permitted under Section 2.1(d)) prepaid, non-cancellable run-off trustees', directors' and officers' liability insurance coverage providing coverage for the current and former trustees, directors and officers of Liquor Barn Fund and its Subsidiaries for the period from the Closing Date until six years after the Closing Date on terms no less favourable than those contained in Liquor Barn Fund's current insurance policies.

(b) From and after the Closing Date, the Offeror shall, and shall cause Liquor Barn Fund (or its successor) and its Subsidiaries to keep the current indemnity agreements in place for the current trustees, directors and officers of Liquor Barn Fund and its Subsidiaries, and to indemnify the current and former trustees, directors and officers of Liquor Barn Fund and its Subsidiaries to the fullest extent to which the Offeror and Liquor Barn Fund and its Subsidiaries are permitted to indemnify such trustees, officers and directors under their respective declarations of trust, constating documents and by-laws, contracts of indemnity and under applicable statutes, rules, regulations or laws, from all claims or potential claims in connection with Liquor Barn Fund, its Subsidiaries or the transactions contemplated under this Agreement, for a minimum period of six years following completion of the Offer.

(c) The provisions of subparagraphs (a) and (b) are intended to be for the benefit of, and will be enforceable by, each individual referred to herein, his or her heirs and successors and his or her legal representatives and, for such purpose, Liquor Barn Fund hereby confirms that it is acting as agent on their behalf.

3.3 Outstanding Liquor Barn Options

The Offeror acknowledges and agrees that, notwithstanding any other provision of this Agreement, the Liquor Barn Board of Trustees may make such amendments to Liquor Barn Fund's Incentive Unit Option Plan (or any option certificates thereunder) and take all such other steps, in each case as may be necessary or desirable, to permit all persons holding Liquor Barn Options, which by their terms are otherwise currently exercisable or not, to exercise such Liquor Barn Options, including by causing the vesting thereof to be accelerated, which exercise may be conditional upon the Offeror taking up and paying for the Liquor Barn Units under the Offer, or to otherwise determine the manner in which Liquor Barn Options will be treated in connection with the Offer and the Merger. Nothing in this Section 3.3 shall permit the Liquor Barn Board of Trustees to decrease the exercise price of a Liquor Barn Option or pay an amount to a holder of a Liquor Barn Option that is greater than the difference between the exercise price of such Liquor Barn Option and the intrinsic per Liquor Barn Unit value of the Offer.

ARTICLE 4
FEES AND OTHER ARRANGEMENTS

4.1 Break Fees

If, at any time after the execution of this Agreement and in the case of paragraphs (a) and (b) prior to the Closing Date:

(a) The Liquor Barn Board of Trustees shall have approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 2.2(d)) or failed to reaffirm support of the Varied Offer within four Business Days following an announcement made by a third party in

respect of any Acquisition Proposal or a request by the Offeror at any time to publicly reaffirm such recommendation;

(b) Liquor Barn Fund withdraws or modifies its approval of or recommendation that the Liquor Barn Unitholders accept the Varied Offer; or

(c) in a case where neither (a) or (b) above is applicable:

(i) after the date of this Agreement and prior to the Expiry Date, an Acquisition Proposal is publicly announced;

(ii) the Offer is not completed as a result of the Minimum Condition not being satisfied; and

(iii) within 12 months after the termination of this Agreement, the Liquor Barn Fund shall have entered into a definitive agreement to consummate, or there shall have been consummated, the Acquisition Proposal or an Acquisition Proposal that includes one or more of the same parties who made or announced the Acquisition Proposal referred to in paragraph (i);

then Liquor Barn Fund shall, forthwith and in any event within one Business Day after the occurrence of such event, pay to the Offeror $6,500,000 (the "**Break Fee**") in immediately available funds to an account designated by the Offeror.

In the event the Break Fee is paid to the Offeror, no other amounts will be due and payable as damages or otherwise by Liquor Barn Fund, and the Offeror hereby accepts the payment of such Break Fee in lieu of any damages or other payment or remedy to which it may be entitled; provided, however, that this limitation shall not apply in the event of fraud or wilful breach of this Agreement by Liquor Barn Fund. The Offeror agrees that the payment of such Break Fee constitutes payment of liquidated damages, which are a genuine anticipated assessment or estimate of the damages which it will suffer or incur as a result of the termination of this Agreement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF LIQUOR BARN FUND

5.1 Representations and Warranties

Liquor Barn Fund hereby represents and warrants as follows (and acknowledges that the Offeror is relying upon these representations and warranties in connection with entering into this Agreement and varying the Offer):

(a) (i) Liquor Barn Fund is an unincorporated limited purpose open ended trust, settled and existing under the laws of Alberta and pursuant to the Liquor Barn Declaration of Trust and the Liquor Barn Board of Trustees, acting in their capacity as trustees of Liquor Barn Fund, have all requisite power, capacity and authority to administer, control and hold title to Liquor Barn Fund's properties and assets and to execute Liquor Barn Fund's undertaking, and to enter into and deliver this Agreement and to perform its obligations hereunder; and (ii) Harold Irwin, Robert King, and Patrick Kinsella are, as of the date hereof, the Liquor Barn Board of Trustees.

(b) All necessary action has been taken in accordance with the provisions of the Liquor Barn Declaration of Trust to authorize the execution and delivery by Liquor Barn Fund of this Agreement and the performance by Liquor Barn Fund of its obligations hereunder, and this Agreement has been duly

executed and delivered and constitutes a valid and legally binding obligation of Liquor Barn Fund enforceable against it in accordance with its terms.

(c) The audited consolidated financial statements of Liquor Barn Fund for the fiscal period ended December 31, 2006 and the unaudited consolidated financial statements of Liquor Barn Fund for the three months ended March 31, 2007, including the notes thereto and in the case of the financial statements of Liquor Barn Fund for the fiscal period ended December 31, 2006, the auditor's report thereon:

(i) are prepared in accordance with the books, records and accounts of Liquor Barn Fund;

(ii) are complete and correct in all material respects and present fairly the assets, liabilities and financial position of Liquor Barn Fund and its Subsidiaries on a consolidated basis as at the dates indicated and the revenues, earnings and results of operations of Liquor Barn Fund and its Subsidiaries on a consolidated basis for the specified periods; and

(iii) have been prepared in accordance with GAAP consistently applied.

(d) (i) Liquor Barn Fund is authorized to issue an unlimited number of Liquor Barn Units and Liquor Barn Special Voting Units, of which, as at the date hereof, 10,193,148 Liquor Barn Units and 3,785,597 Liquor Barn Special Voting Units are issued and outstanding.

(ii) Liquor Barn Operating Trust is authorized to issue an unlimited number of trust units. As at the date hereof, 9,191,839 trust units of Liquor Barn Operating Trust and Liquor Barn Operating Trust Notes in the aggregate principal amount of $9,384,300 are issued to and beneficially owned by Liquor Barn Fund.

(iii) Liquor Barn Partnership is authorized to issue unlimited numbers of Liquor Barn Ordinary LP Units, Liquor Barn Exchangeable LP Units, Liquor Barn Subordinated LP Units and Liquor Barn GP Units, of which, as at the date hereof, 10,193,147 Liquor Barn Ordinary LP Units (all of which are beneficially owned by Liquor Barn Operating Trust), 1,802,897 Liquor Barn Exchangeable LP Units, 1,982,700 Liquor Barn Subordinated LP Units and 10 Liquor Barn GP Units are issued and outstanding.

(iv) Liquor Barn GP is authorized to issue an unlimited number of voting Class "A" Shares and an unlimited number of non-voting Class "B" Shares and, as at the date hereof, Liquor Barn Fund is the registered and beneficial owner of all of the shares in Liquor Barn GP which are issued and outstanding.

(e) Other than security interests granted to The Toronto-Dominion Bank pursuant to Liquor Barn Fund's existing credit facility:

(i) all issued and outstanding trust units of Liquor Barn Operating Trust and all Liquor Barn Operating Trust Notes;

(ii) all issued and outstanding Liquor Barn Ordinary LP Units; and

(iii) all issued and outstanding shares in the capital of Liquor Barn GP;

are free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity.

(f) Except (i) Liquor Barn Options granted under Liquor Barn Fund's incentive option plan, (ii) pursuant to or in connection with the exchange of the Liquor Barn Exchangeable LP Units and Liquor Barn Subordinated LP Units, or (iii) pursuant to or in connection with the conversion of the Liquor Barn Convertible Debentures, no person has any agreement or option, or right or privilege (whether preemptive or contractual) capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) for the purchase, subscription for or issuance of Liquor Barn Units, Liquor Barn Special Voting Units, Liquor Barn Operating Trust trust units, Liquor Barn Operating Trust Notes, Liquor Barn LP Units, any other partnership interest in Liquor Barn Partnership, or any other issued or unissued securities of any kind of Liquor Barn Fund or any of its Subsidiaries.

(g) The execution and delivery of this Agreement, the fulfilment of the terms hereof by Liquor Barn Fund, and the completion of the Varied Offer and the Merger as contemplated by this Agreement do not and will not:

(i) except as specified in Section 6.1(g)(i), and other than such third party consents under leases as may be required if the completion of the Varied Offer and the Merger is deemed to constitute an assignment or change of control thereunder, require the consent, approval, authorization, registration or qualification of or with any governmental authority, exchange, Canadian securities regulator or other regulatory commission or agency or third party; or

(ii) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(A) any of the provisions of the Liquor Barn Declaration of Trust or the Liquor Barn Operating Trust Declaration of Trust or any resolutions of the Liquor Barn Board of Trustees or trustees of Liquor Barn Operating Trust or any committee thereof or any unitholders of Liquor Barn Fund or Liquor Barn Operating Trust;

(B) any of the provisions of the constating documents or by-laws of any of the Liquor Barn Fund Subsidiaries or any resolutions of the directors or shareholders or partners of the other Liquor Barn Fund Subsidiaries or any committee of any of them;

(C) any indenture, agreement or other instrument to which any of Liquor Barn Fund and/or any of the Liquor Barn Fund Subsidiaries is a party or by which it or any of them are contractually bound;

(D) any statute, rule, regulation or law applicable to Liquor Barn Fund or any of the Liquor Barn Fund Subsidiaries or any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over any of Liquor Barn Fund or the Liquor Barn Fund Subsidiaries; or

(E) any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by any of Liquor Barn Fund and/or any of the Liquor Barn Fund Subsidiaries under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of any of Liquor Barn Fund and/or the Liquor Barn Fund

Subsidiaries under, any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which any of Liquor Barn Fund or the Liquor Barn Fund Subsidiaries is a party or by which any of them is bound, or to which any of them or any of their respective assets or businesses is subject,

which individually or in the aggregate would (1) have or result in a Material Adverse Effect in respect of Liquor Barn Fund and the Liquor Barn Fund Subsidiaries (taken together as a whole), (2) materially impair Liquor Barn Fund's or any of the Liquor Barn Fund Subsidiaries' ability to perform the obligations contemplated in this Agreement, or (3) materially affect or impair the consummation of the transactions contemplated in this Agreement.

(h) After giving effect to all subsequent filings in relation to matters covered in earlier filings, the public filings made by Liquor Barn Fund under the provisions of applicable Canadian securities laws do not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Liquor Barn Fund has not filed any confidential material change report under the provisions of applicable Canadian securities laws which at the date hereof remains confidential. Since December 31, 2006, there has been no change in a "material fact" or a "material change" (as such terms are defined under applicable Canadian securities laws) except for changes in material facts or material changes that are reflected in the Liquor Barn Fund's public filings made under the provisions of applicable Canadian securities laws.

(i) other than Action No. 0703-05609 between 1241816 Alberta Inc., 1241827 Alberta Inc., 893713 Alberta Inc. and Terdon Management Systems Inc. and Liquor Barn Partnership, there are no actions, suits, proceedings or inquiries pending or, to the knowledge of Liquor Barn Fund, threatened against or affecting Liquor Barn Fund or any of its Subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency, domestic or foreign, which may have a Material Adverse Effect on Liquor Barn Fund or its Subsidiaries (taken together as a whole).

(j) As at April 30, 2007, Liquor Barn Fund's consolidated indebtedness did not exceed $30 million, exclusive of the Liquor Barn Convertible Debentures.

(k) Neither Liquor Barn Fund nor any of its Subsidiaries has retained nor will any of them retain any financial advisor, broker, agent or finder or has paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby, except TDSI, which has been retained as Liquor Barn Fund's financial advisors in connection with certain matters including the transactions contemplated hereby. The aggregate fees and expenses payable to TDSI, the legal advisors to Liquor Barn Fund and shareholder communications firm engaged by Liquor Barn Fund do not exceed $4.5 million.

(l) The aggregate obligations or liabilities of Liquor Barn Fund or any of its Subsidiaries to pay an amount to any of their respective officers, directors and trustees (other than for salary, benefits, and trustees and directors fees in the ordinary course in amounts consistent with past practice) including for success fees, transaction fees, long term and short term incentives, and for severance and termination payments on a change of control of Liquor Barn Fund or any of its Subsidiaries pursuant to any employment agreements or otherwise do not exceed $1 million.

(m) The Liquor Barn Units are not registered, or required to be registered pursuant to section 12 of the Exchange Act. Liquor Barn Fund is not required to file reports pursuant to sections 13 or 15(d) of the Exchange Act.

5.2 Investigation

Any investigation by the Offeror and its advisors shall not mitigate, diminish or affect the representations and warranties of Liquor Barn Fund provided pursuant to this Agreement.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

6.1 Representations and Warranties

The Offeror hereby represents, warrants and covenants to Liquor Barn Fund as follows (and acknowledges that Liquor Barn Fund is relying upon such representations, warranties and covenants in connection with the entering into of this Agreement):

(a) (i) Liquor Stores Fund is an unincorporated limited purpose open ended trust, settled and existing under the laws of Alberta and pursuant to the Offeror's Declaration of Trust and the Offeror's Board of Trustees, acting in their capacity as trustees of Liquor Stores Fund, have all requisite power, capacity and authority to administer, control and hold title to Liquor Stores Fund's properties and assets and to execute Liquor Stores Fund's undertaking, and to enter into and deliver this Agreement and to perform its obligations hereunder; and (ii) Jim Dinning, R. John Butler, Glen H. Heximer and Gary Collins are, as of the date hereof, the Offeror's Board of Trustees.

(b) All necessary action has been taken in accordance with the provisions of the Offeror's Declaration of Trust to authorize the execution and delivery by Liquor Stores Fund of this Agreement and the performance by Liquor Stores Fund of its obligations hereunder, and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of Liquor Stores Fund enforceable against it in accordance with its terms.

(c) The audited consolidated financial statements of Liquor Stores Fund for the fiscal year ended December 31, 2006 and the unaudited consolidated financial statements of Liquor Stores Fund for the three months ended March 31, 2007, including the notes thereto and in the case of the financial statements of Liquor Stores Fund for the fiscal period ended December 31, 2006, the auditor's report thereon:

  (i) are prepared in accordance with the books, records and accounts of Liquor Stores Fund;

  (ii) are complete and correct in all material respects and present fairly the assets, liabilities and financial position of Liquor Stores Fund and its Subsidiaries on a consolidated basis as at the dates indicated and the revenues, earnings and results of operations of Liquor Stores Fund and its Subsidiaries on a consolidated basis for the specified periods; and

  (iii) have been prepared in accordance with GAAP consistently applied.

(d) (i) Liquor Stores Fund is authorized to issue an unlimited number of Liquor Stores Units and Liquor Stores Special Voting Units, of which, as at the date hereof, 10,232,237 Liquor Stores Units and 3,300,255 Liquor Stores Special Voting Units are issued and outstanding.

(ii) LSOT is authorized to issue an unlimited number of LSOT Units. As at the date hereof, 4,712,745 LSOT Units and LSOT Notes in the aggregate principal amount of $65,710,800 are issued to Liquor Stores Fund.

(iii) Liquor Stores LP is authorized to issue unlimited numbers of Liquor Stores Ordinary LP Units, Liquor Stores Exchangeable LP Units, Liquor Stores Subordinated LP Units and general partnership units, of which, as at the date hereof, 10,232,237 Liquor Stores Ordinary LP Units, 1,175,255 Liquor Stores Exchangeable LP Units, 2,125,000 Liquor Stores Subordinated LP Units and 10 general partnership units are issued and outstanding.

(iv) Liquor Stores GP is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares and, as at the date hereof, LSOT is the registered and beneficial owner of approximately 75.6% of the shares in Liquor Stores GP which are issued and outstanding.

(e) Other than security interests granted to HSBC Bank Canada pursuant to the Offeror's existing credit facility:

(i) all issued and outstanding LSOT Units and LSOT Notes;

(ii) all issued and outstanding Liquor Stores Ordinary LP Units; and

(iii) all issued and outstanding shares in the capital of Liquor Stores GP;

are free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity.

(f) Except (i) pursuant to Liquor Stores Fund's long term incentive and similar plans, or (ii) pursuant to the Liquor Stores Exchangeable LP Units and Liquor Stores Subordinated LP Units, no person has any agreement or option, or right or privilege (whether preemptive or contractual) capable of becoming an agreement or option (including convertible or exchangeable securities or warrants) for the purchase, subscription for or issuance of Liquor Stores Units, Liquor Stores Special Voting Units, LSOT Units, LSOT Notes, Liquor Stores LP Units, any other partnership interest in Liquor Stores LP, or any other issued or unissued securities of any kind of Liquor Stores Fund or any of the Liquor Stores Fund Subsidiaries.

(g) The execution and delivery of this Agreement, the fulfilment of the terms hereof by Liquor Stores Fund, and the completion of the Varied Offer and the Merger as contemplated by this Agreement do not and will not:

(i) except for the conditional approval for listing on the TSX of the Liquor Stores Units to be issued under the Varied Offer and under the Merger Transaction, which the Offeror shall use its reasonable commercial efforts to obtain, require the consent, approval, authorization, registration or qualification of or with any governmental authority, exchange, Canadian securities regulator or other regulatory commission or agency or third party; or

(ii) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(A) any of the provisions of the Offeror's Declaration of Trust or the Declaration of Trust of LSOT or any resolutions of the Offeror's Board of Trustees or trustees of LSOT or any committee thereof or any unitholders of Liquor Stores Fund or LSOT;

(B) any of the provisions of the constating documents or by-laws of any of the Liquor Stores Fund Subsidiaries or any resolutions of the directors or shareholders or partners of the Liquor Stores Fund Subsidiaries or any committee of any of them;

(C) any indenture, agreement or other instrument to which any of Liquor Stores Fund and/or any of the Liquor Stores Fund Subsidiaries is a party or by which it or any of them are contractually bound;

(D) any statute, rule, regulation or law applicable to Liquor Stores Fund or any of the Liquor Stores Fund Subsidiaries or any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over any of Liquor Stores Fund or the Liquor Stores Fund Subsidiaries; or

(E) any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by any of Liquor Stores Fund and/or any of the Liquor Stores Fund Subsidiaries under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of any of Liquor Stores Fund or the Liquor Stores Fund Subsidiaries under, any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which any of Liquor Stores Fund and the Liquor Stores Fund Subsidiaries is a party or by which any of them is bound, or to which any of them or any of their respective assets or businesses is subject,

which individually or in the aggregate would (1) have or result in a Material Adverse Effect in respect of Liquor Stores Fund and the Liquor Stores Fund Subsidiaries (taken together as a whole), (2) materially impair Liquor Stores Fund's or any of the Liquor Stores Fund Subsidiaries' ability to perform the obligations contemplated in this Agreement, or (3) materially affect or impair the consummation of the transactions contemplated in this Agreement.

(h) After giving effect to all subsequent filings in relation to matters covered in earlier filings, the public filings made by the Offeror under the provisions of applicable Canadian securities laws do not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Offeror has not filed any confidential material change report under the provisions of applicable Canadian securities laws which at the date hereof remains confidential. Since December 31, 2006, there has been no change in a "material fact" or a "material change" (as such terms are defined under applicable Canadian securities laws) except for changes in material facts or material changes that are reflected in the Offeror's public filings made under the provisions of applicable Canadian securities laws.

(i) There are no actions, suits, proceedings or inquiries pending or, to the knowledge of the Offeror, threatened against or affecting the Offeror or any of its Subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency, domestic or foreign, which may have a Material Adverse Effect on the Offeror.

6.2 Investigation

Any investigation by Liquor Barn Fund and its advisors shall not mitigate, diminish or affect the representations and warranties of the Offeror provided pursuant to this Agreement.

ARTICLE 7
MUTUAL COVENANTS

7.1 Consultation

The Offeror and Liquor Barn Fund agree to consult with each other in issuing any press releases or otherwise making public statements with respect to the Varied Offer or any other Acquisition Proposal and in making any filings with any federal, provincial or state governmental or regulatory agency or with any stock exchange, and each of them shall use its reasonable efforts to enable the other to review and consent to all such press releases prior to release thereof.

7.2 Further Assurances

Subject to the terms and conditions herein, the Offeror and Liquor Barn Fund agree to use their respective reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate the transactions contemplated by this Agreement and the Varied Offer. In addition, Liquor Barn Fund and the Offeror will, and will cause each of their respective Subsidiaries to, use their reasonable efforts to fulfil all conditions and satisfy all provisions of this Agreement and the Varied Offer.

ARTICLE 8
TERMINATION

8.1 Termination and Survival

This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual written consent of the Offeror and Liquor Barn Fund;

(b) by Liquor Barn Fund (without payment of any fee under Section 4.1) if (i) the Offeror has failed to perform any material covenant required to be performed by it pursuant to this Agreement, provided such failure to perform a material covenant is not cured within 5 Business Days of written notice to the Offeror thereof, (ii) any representation or warranty made by the Offeror herein is untrue in any material respect; or (iii) if there is a Material Adverse Change in respect of the Offeror;

(c) by the Offeror if (i) Liquor Barn Fund has failed to perform any material covenant required to be performed by it pursuant to this Agreement, provided such failure to perform a material covenant is not cured within 5 Business Days of written notice to Liquor Barn Fund thereof, (ii) any representation or warranty made by Liquor Barn Fund herein is untrue in any material respect; or (iii) if there is a Material Adverse Change in respect of Liquor Barn Fund;

(d) by either the Offeror or Liquor Barn Fund after June 29, 2007 if the Offeror has not acquired Liquor Barn Units pursuant to the Varied Offer provided that the failure of the Offeror to acquire Liquor Barn Units pursuant to the Varied Offer by such date is not the result of the breach of a representation, warranty or covenant by the party seeking to terminate this Agreement; or

(e) by either the Offeror or Liquor Barn Fund following the making of the payment as required under Section 4.1.

The obligation of Liquor Barn Fund to pay the Break Fee pursuant to Section 4.1, but subject to the other terms of this Agreement, shall survive the termination of this Agreement.

8.2 Withdrawal of Varied Offer

If this Agreement is terminated as provided in Section 8.1 above, the Offeror may terminate or withdraw the Varied Offer without any further obligation of the Offeror under this Agreement.

ARTICLE 9
MISCELLANEOUS

9.1 Amendment or Waiver

This Agreement may be amended, modified or superseded, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, but only by written instrument executed by the Offeror and Liquor Barn Fund; provided, however, that either the Offeror or Liquor Barn Fund may in its discretion waive a condition, term, covenant, representation or warranty herein which is solely for its benefit without the consent of the other. No waiver of any nature, in any one or more instances, shall be deemed or construed as a further or continued waiver of any condition or any breach of any other term, covenant, representation or warranty in this Agreement.

9.2 Entire Agreement

This Agreement and the documents referred to herein constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, arrangements or understandings with respect thereto.

9.3 Headings

The descriptive headings are for convenience of reference only and shall not affect the meaning or construction of any provisions of this Agreement.

9.4 Notices

All notices or other communications which are required or permitted hereunder shall be communicated confidentially and in writing and shall be sufficient if delivered personally, or sent by confidential telecopier addressed as follows:

(a) to the Offeror at:

c/o Liquor Stores GP Inc.
Suite 1120, 10235 – 101st Street
Edmonton, AB T5J 3G1

Attention: Chief Executive Officer
Facsimile: (780) 702-1999

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue SW
Calgary, AB T2P 3N9

Attention: Mr. Bill Maslechko
Facsimile: (403) 260-0337

(b) to Liquor Barn Fund at:

c/o Liquor Barn GP Inc.
Suite 152, 5004 – 98th Avenue
Edmonton, AB T6A 3X6

Attention: Chairman of the Board of Trustees
Facsimile: (780) 463-0430

with a copy to:

McCarthy Tétrault LLP
Suite 1300, Pacific Centre
777 Dunsmuir Street
Vancouver, BC V7Y 1K2

Attention: Mr. Richard J. Balfour
Facsimile: (604) 643-5615

9.5 Counterparts

This Agreement may be executed in any number of counterparts (including by facsimile) and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one Agreement.

9.6 Expenses

Each party will pay its own expenses in connection with the execution and negotiation of this Agreement and the consummation of the terms hereof.

9.7 Assignment

This Agreement shall not be assignable by either party without the prior written consent of the other party in its sole discretion.

9.8 Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be effected, impaired or invalidated, and the parties shall in such event negotiate in good faith to modify the Agreement to preserve each party's anticipated benefits under the Agreement.

9.9 Choice of Law

This Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

9.10 Survival of Representations and Warranties.

The representations and warranties made by Liquor Barn Fund and by the Offeror herein shall survive until the Closing Date, and shall then terminate.

9.11 Specific Performance and other Equitable Rights.

Each of the parties recognizes and acknowledges that a breach by any party of any covenants or other commitments contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the parties agrees that, in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants or other commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

9.12 No Personal Liability of Offeror's Trustees or Liquor Barn Trustees

The Offeror's Trustees and the Liquor Barn Trustees, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the affairs of the Offeror or Liquor Barn Fund, as applicable, are, and shall be conclusively deemed to be, acting for and on behalf of the Offeror or Liquor Barn Fund, as applicable, and not in their own personal capacities. None of the Offeror's Trustees or the Liquor Barn Trustees shall be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses (including legal expenses) against or with respect to the Offeror or Liquor Barn Fund, as applicable, or in respect to the affairs of the Offeror or Liquor Barn Fund, as applicable. No property or assets of the Offeror's Trustees or the Liquor Barn Trustees, respectively, owned in their personal capacity or otherwise, shall be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Agreement. No recourse may be had or taken, directly or indirectly, against the Offeror's Trustees or the Liquor Barn Trustees in their personal capacities or against any Liquor Stores Unitholder or Liquor Barn Unitholder. The Offeror or Liquor Barn Fund, as applicable, shall be solely liable therefor and resort shall be had solely to the property and assets of the Offeror or Liquor Barn Fund, as applicable, for payment or performance thereof; and no unitholder of the Offeror or Liquor Barn Fund, as applicable, as such shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the obligations or the affairs of the Offeror or Liquor Barn Fund, as applicable, or the acts or omissions of the Offeror's Trustees or the Liquor Barn Trustees, as applicable, and all such persons shall look solely to the property and assets of the Offeror or Liquor Barn Fund, as applicable, for satisfaction of claims of any nature arising out of or in connection therewith and the property and assets of the Offeror or Liquor Barn Fund, as applicable, only shall be subject to levy or execution.

9.13 Currency.

All sums of money referred to in this Agreement shall mean Canadian funds.

IN WITNESS WHEREOF the parties hereto have executed this Support Agreement.

LIQUOR STORES INCOME FUND, by its attorney, LIQUOR STORES GP INC.

Per: (Signed) *"Patrick de Grace"*
Authorized Signing Officer

LIQUOR BARN INCOME FUND

Per: (Signed) *"Robert J. King"*
Chairman of the Board of Trustees

File No. 82-34937

LIQUOR DEPOT LIQUOR WORLD LIQUOR STORES INCOME FUND

LIQUOR BARN

FOR IMMEDIATE RELEASE

LIQUOR STORES AND LIQUOR BARN AGREE ON ENHANCED OFFER

- Liquor Barn board of trustees unanimously recommends acceptance of enhanced offer

- Exchange ratio increased to 0.57 of a Liquor Stores unit for each Liquor Barn unit

- Offer extended to June 7, 2007

Edmonton, Alberta – (May 26, 2007) – Liquor Stores Income Fund (TSX: LIQ.UN) and Liquor Barn Income Fund (TSX: LBN.UN) announced today that they have entered into a support agreement pursuant to which Liquor Barn has agreed to support an enhanced Liquor Stores offer to acquire all of the outstanding trust units of Liquor Barn and the board of trustees of Liquor Barn has agreed to recommend acceptance of the enhanced offer to its unitholders. The transaction establishes Liquor Barn's enterprise value at approximately $222 million, based on the closing price of Liquor Stores' trust units on May 25, 2007.

The enhanced terms of the Liquor Stores offer include an increase in the exchange ratio to 0.57 of a unit of Liquor Stores for each unit of Liquor Barn. The increased exchange ratio currently values the Liquor Barn units at $12.45, a premium of 48.2% above the closing price of the Liquor Barn units of $8.40 on the Toronto Stock Exchange on April 9, 2007, the day before Liquor Stores announced and commenced the offer. In addition, under the increased exchange ratio Liquor Barn unitholders will realize a 10.3% distribution increase following completion of the offer. The closing price of the Liquor Stores units on the Toronto Stock Exchange on May 25 was $21.84. Liquor Barn has approximately 14 million units outstanding (including exchangeable and subordinated limited partnership units and options to purchase Liquor Barn units).

"Unitholders of both Liquor Stores and Liquor Barn can be pleased with the terms of this enhanced offer," said Irv Kipnes, Chief Executive Officer of Liquor Stores. "We urge Liquor Barn unitholders to tender their units to our offer and participate in the future growth of a larger, stronger trust and the leading independent liquor store retailer in Alberta and British Columbia."

Robert King, Chairman of the board of trustees of Liquor Barn, said: "After having conducted a thorough review of the strategic alternatives available to Liquor Barn, we are pleased to be able to unanimously recommend this enhanced offer to our unitholders. Based on our evaluation of the enhanced offer, including the opinion of our independent financial advisors, we believe that this transaction is in the best interests of our unitholders. The terms of the agreed offer provide fair value today and significant potential for the future."

In addition to entering into a support agreement with Liquor Barn, Liquor Stores has also entered into a support agreement with The Frosty Mug Pub Ltd., Paul Esposito's Restaurant (Abbotsford) Ltd. and Paul Esposito (together, the "Esposito Group"). The Esposito Group, which is a founding unitholder of Liquor Barn, owns, in the aggregate, 10,200 Liquor Barn units and 674,168 Liquor Barn special voting units representing approximately 4.9% of the outstanding Liquor Barn voting units. The Esposito Group, together with the other founding unitholders of Liquor Barn who have agreed to support the offer, own, in the aggregate, 86,845 Liquor Barn units and 1,724,831 Liquor Barn special voting units representing approximately 13% of the outstanding Liquor Barn voting units.

Pursuant to the support agreement, Liquor Stores has agreed to extend the expiry time of the offer to 10:00 p.m. (Edmonton time) on June 7, 2007. The offer was scheduled to expire at 10:00 p.m. (Edmonton time) on May 28, 2007.

Full details of the enhanced Liquor Stores offer are included in a Notice of Change, Variation and Extension from Liquor Stores that will be filed on SEDAR (www.sedar.com) and that will be made available on Liquor Stores' website (www.liquorstoresincomefund.ca) and on Liquor Barn's website (www.liquorbarn.ca). The Notice of Change, Variation and Extension will be mailed shortly to Liquor Barn unitholders.

Liquor Barn's board of trustees has unanimously determined that the consideration per unit under the enhanced offer is fair and in the best interests of Liquor Barn and its unitholders and, accordingly, unanimously recommends that unitholders tender their units to the enhanced offer. Liquor Barn's financial advisor, TD Securities Inc., has provided an opinion to the board that the consideration to be received by Liquor Barn unitholders in connection with the enhanced offer is fair, from a financial point of view, to such unitholders.

Under the support agreement, Liquor Barn has agreed to cease any ongoing discussions, and not to solicit or engage in any further discussions relating to a competing proposal, except in limited circumstances and provide Liquor Stores with a right to match any third party offer. The agreement also requires Liquor Barn to pay a break fee of $6.5 million in certain circumstances and waive its unitholder rights plan on the business day preceding the expiry date of the offer.

Liquor Stores has engaged RBC Capital Markets as financial advisor and dealer manager in connection with the offer. Georgeson Shareholder Communications has been engaged as the information agent for the offer and CIBC Mellon Trust Company has been retained as the depositary for the offer.

Questions and requests for assistance about the offer may be directed to Georgeson Shareholder Communications Canada, Inc., the Information Agent for the offer, toll-free at 1-866-656-4120. Unitholders can also consult their broker or financial advisor for further information.

Important Information for Liquor Barn Unitholders

The offer to purchase and takeover bid circular, notice of extension and notice of change, variation and extension filed with the provincial securities commissions in Canada contain the terms and conditions of, and other important information relating to, the offer and should be read by Liquor Barn security holders in their entirety. The public is able to obtain at no charge the offer to purchase, takeover bid circular, notice of extension, notice of change, variation and extension and all other documents relating to the offer on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

About Liquor Stores Income Fund

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 107

stores). Liquor Stores Income Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and Liquor Stores Income Fund's website at www.liquorstoresincomefund.ca.

Liquor Barn Income Fund

Liquor Barn Income Fund is a publicly traded Canadian income fund that owns a 72.4% interest in Liquor Barn Limited Partnership ("Liquor Barn LP"). Liquor Barn LP, which currently operates 62 liquor stores in Alberta and 19 in British Columbia, is a leading operator of private liquor stores in Western Canada. Liquor Barn's units trade on the Toronto Stock Exchange under the symbol LBN.UN. Additional information about Liquor Barn Income Fund is available at www.liquorbarn.ca or www.sedar.com.

United States Considerations

The offer is made for the securities of a Canadian trust. The offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Liquor Barn, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for Liquor Barn unitholders in the United States to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Liquor Stores is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. may be residents of a foreign country. Liquor Barn unitholders in the United States may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP Inc., in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. to subject themselves to a U.S. court's judgment.

Liquor Barn unitholders in the United States should be aware that Liquor Stores may purchase Liquor Barn units otherwise than under the offer, such as in open market or privately negotiated purchases.

Forward-looking statements

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the potential benefits to be derived from the combination of Liquor Stores Income Fund and Liquor Barn Income Fund, future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Liquor Stores Income Fund, Liquor Stores LP, Liquor Barn Income Fund and Liquor Barn LP.

You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of Liquor Stores Income Fund and Liquor Barn Income Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Annual Information Forms and other documents that Liquor Stores Income Fund and Liquor Barn Income Fund have each filed with Canadian securities regulatory authorities, copies of which are available from Liquor Stores Income Fund and Liquor Barn Income Fund (as applicable) directly, or their respective websites (www.liquorstoresincomefund.ca and www.liquorbarn.ca), or on the SEDAR website at www.sedar.com. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and neither Liquor Stores Income Fund nor Liquor Barn Income Fund assumes any obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Liquor Stores Income Fund

Corporate contacts:
Liquor Stores GP Inc.
www.liquorstoresincomefund.ca

Irv Kipnes
Chief Executive Officer
(780) 944-9994 ext. 6

Patrick de Grace
Vice President Finance and Chief Financial Officer
(780) 917-4179

Media contacts:
Longview Communications Inc.
Alan Bayless
(604) 694-6035

Unitholder information:
Georgeson Shareholder Communications
Toll Free: 1-866-656-4120

Liquor Barn Income Fund

Corporate contacts:
Liquor Barn Income Fund
www.liquorbarn.ca

Robert King
Chairman of the Board of Trustees
(780) 462-0190

Unitholder information:
Kingsdale Shareholder Services Inc.
1-800-749-9890

File No. 82-34937

May 26, 2007 For Immediate Release

Esposito Group Accepts Enhanced Offer from Liquor Stores Income Fund and Enters Into Support Agreement

In connection with the recent announcement by Liquor Barn Income Fund ("Liquor Barn") to accept the enhanced offer from Liquor Stores Income Fund ("Liquor Stores"), the Esposito Group, one of the original founding unitholders of Liquor Barn, today announced that they have entered into a support agreement with Liquor Stores in relation to the enhanced offer for Liquor Barn units. The enhanced offer of 0.57 of a Liquor Stores unit for each Liquor Barn unit represents an offer price of $12.45 per Liquor Barn unit, a premium of 48% over the closing price of Liquor Barn units on April 9, 2007, the day prior to the initial Liquor Stores offer, and an increase of 10.2% compared with the initial Liquor Stores offer of $11.30.

The Esposito Group believes there are significant benefits to bringing together the two companies, but felt that the initial Liquor Stores offer did not reflect fair value for Liquor Barn unitholders. By entering into a definitive support agreement with Liquor Stores in relation to the enhanced offer, the Esposito Group believes it is working for the benefit of all Liquor Barn unitholders.

The Esposito Group owns, in the aggregate, 10,200 Liquor Barn units and 674,168 Special Voting Units representing approximately 17.8% of the outstanding Liquor Barn Special Voting Units, and, together with the Liquor Barn units, approximately 4.9% of the outstanding Liquor Barn voting units. The 674,168 Special Voting Units include 337,109 exchangeable limited partnership units and 337,059 subordinated exchangeable limited partnership units.

For further information, please contact:

Paul Esposito, Sr.
(604) 859-2220

END